SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: March 13, 2009
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.)
Form 20-F- ☐           Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐           No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-  _____  ..)
Enclosed:
Press Release

March 13, 2009
Mongolian Parliament’s ongoing review
of draft Oyu Tolgoi Investment Agreement
to continue as a priority in April spring session
Statement by John Macken, President and Chief Executive Officer, Ivanhoe Mines
ULAANBAATAR, MONGOLIA — Ivanhoe Mines welcomes the assurance given today by Mongolia’s national Parliament, the State Great Khural, that completion of an Investment Agreement for the development of the Oyu Tolgoi copper-gold mining complex will continue to be a principal priority for Mongolia’s coalition government when the Parliament reconvenes during the first week of April in its 2009 spring session.
A statement issued today by the State Great Khural press office confirmed that the discussion of the draft Oyu Tolgoi agreement that began this week would resume when Parliament returns for the spring session. The statement added: “We will place the review at the top of the government’s action agenda to help ensure that new investment is directed to Mongolia and new jobs are created for Mongolians to help our economy weather the present international financial crisis.
“The coalition government believes that the draft agreement represents a significant step forward in the development of Mongolia’s mineral wealth to benefit present and future generations of Mongolians, and the nation.”
The State Great Khural press statement noted that the Standing Committee on Economics had made significant progress in discussing the agreement this week and that Members of Parliament had requested that a small number of points be reviewed. A Working Group formed to address the issues will continue its review during the break between the extraordinary winter session of Parliament, which ended today, and the beginning of the regular spring session of Parliament in early April.
Ivanhoe Mines and Rio Tinto will continue their cooperation with the Working Group during the short parliamentary recess to prepare additional information to facilitate an early approval by the Parliament.
Following the completion of negotiations earlier this month, each page of the draft Investment Agreement was initialled by representatives of the Mongolian Cabinet and of Ivanhoe Mines Mongolia before the document was presented to Parliament as part of the final approval process.
Ivanhoe Mines shares are listed on the Toronto, New York and NASDAQ stock exchanges under the symbol IVN.
Information contacts
Ivanhoe Mines +1.604.688.5755
Investor Relations: Bill Trenaman
Media: Bob Williamson

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: March 13, 2009	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary